

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2013

Via E-mail
Ms. Yanli Liu
3SBio Inc.
No. 3 A1, Road 10, Shenyang
Economy & Technology Development Zone
Shenyang 110027, People's Republic of China

Dr. Jing Lou
3SBio Inc.
No. 3 A1, Road 10, Shenyang
Economy & Technology Development Zone
Shenyang 110027, People's Republic of China

Ms. Cindy Chan
CPEChina Fund, L.P.
c/o CITIC PE Advisors (Hong Kong) Limited
Suite 606, 6/F.
One Pacific Place
88 Queensway, Hong Kong

> **Re: 3SBio Inc.**
> **Rule 13e-3 Transaction Statement on Schedule 13E-3**
> **Filed on March 4, 2013**
> **File No. 005-82724**

Ladies and Gentlemen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   Please prominently place the legend required by Rule 13e-3(e)(1)(iii) on the outside cover page of your disclosure document.

2.   Please more prominently and directly state on the cover page of your disclosure document that you are seeking approval for a merger with affiliates of the company. Use of generic defined terms such as "Rollover Shareholders," "Consortium," and "Buyer Group" obscures this material factor.

3.   Disclosure on your cover page and elsewhere in your document indicates that ADS holders may cancel their ADSs in order to take certain actions. Please disclose the consequences of this action to an ADS holder if the transaction is not approved.

Background of the Merger, page 28

4.   Please file the consortium agreement as an exhibit to your Schedule 13E-3 and describe this agreement fully in your disclosure document. See Item 1005(e) and Item 1016(d) of Regulation M-A.

5.   Please disclose the preliminary projections described on pages 30 and 48.

Reasons for the Merger and Recommendation of the Independent Committee…, page 37

6.   Please revise the first 3 bullet points on page 38 so that they more specifically and succinctly describe how these factors affected the determination of the board of directors.

7.   The eighth bullet point on page 38 refers to historical market prices, but contains figures dating only to announcement of the merger proposal. Please revise to specify the consideration given to historical market prices by the board of directors. We have similar concerns regarding the first bullet point on page 45. See Instruction 2(ii) to Item 1014 of Regulation M-A.

8.   The last two bullet points on page 39 and first bullet point on page 40 appear to contradict the second bullet point on page 40. Please revise your disclosure or advise. We have similar concerns regarding the last two bullet points on page 46.

Certain Financial Projections, page 48

9.   Disclosure on page 50 indicates that the company, the Consortium and the independent committee view the projections as non-material. Please advise how this can be the case,

given that these projections were used by the financial advisor in performing its fairness analysis.

Financing, page 89

10.   Please provide the disclosure required by Item 1007(d)(2) of Regulation M-A.

Security Ownership of Certain Beneficial Owners and Management of the Company, page 107

11.   Please provide the information required by Item 1008(a) of Regulation M-A with respect to CITIC PE.

Annex D: Directors and Executive Officers of Each Filing Person, page D-1

12.   Please provide the full employment history during the past five years for Bo Tan, Ke Li and Ching-Nar. See Item 1003(c)(2) of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
Ling Huang, Esq.
Cleary Gottlieb Steen & Hamilton LLP

Peter X. Huang, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

Gregory D. Puff, Esq.
Akin Gump Strauss Hauer & Feld LLP